Exhibit 99.3

MOODY’S DOWNGRADE

Cable and Wireless plc has noted the decision of Moody’s, announced today (17 July 2003), to downgrade the long-term credit rating of the Company from Ba1 with negative outlook to Ba3 with negative outlook. This announcement concludes the “review for possible downgrade” status initiated by Moody’s on 4 June 2003.

Moody’s informs the Company that this decision was based on a review of the Company’s year-end results announcement of 4 June 2003. Moody’s has not had access to any additional information from the Company.

The Company has no further comment.

Ends.

Contacts:

Investor Relations
Louise Breen +44 20 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart +44 20 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495